UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Up Fintech Holding Limited

(Name of Issuer)

 American Depository Shares, each representing 15 Class A ordinary shares
Class A ordinary shares, par value US$0.00001 per share*
* Not for trading but only in connection with the listing of the American Depository Shares

(Title of Class of Securities)

 91531W106

(CUSIP Number)

Thomas Peterffy
IB Global Investments LLC
IBG LLC
Interactive Brokers Group, Inc.
IBG Holdings LLC
IBKR Member Holdings LLC
One Pickwick Plaza
Greenwich, CT 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 91531W106
1.	Names of Reporting Person
	IB Global Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBG LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Connecticut, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Interactive Brokers Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	CO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBG Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	IBKR Member Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Delaware, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Thomas Peterffy 2018 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	Florida, United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	OO

CUSIP Number 91531W106
1.	Names of Reporting Person
	Thomas Peterffy
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
	OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6.	Citizenship or Place of Organization
	United States of America
Number of	7.	Sole Voting Power
Shares		150,760,322
Beneficially	8.	Shared Voting Power
Owned by		Not applicable
Each	9.	Sole Dispositive Power
Reporting		150,760,322
Person	10.	Shared Dispositive Power
With		Not applicable
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	150,760,322
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		[ ]
13.	Percent of Class Represented by Amount in Row (11)
	7.6%
14.	Type of Reporting Person (See Instructions)
	IN

Item 1.  Security and Issuer

The issuer is Up Fintech Holdings Limited, a company organized under the laws of the Cayman Islands (“Up Fintech”).  Its principal business address is 18/F, Grandyvic Building, No. 1 Building No. 16 Taiyanggong Middle Road, Chaoyang District, Beijing, 100020 PRC.
Up Fintech registered its American depositary shares (“ADS”) in connection with the listing of such shares on Nasdaq Global Markets on March 20, 2019 (the “IPO”).  Each ADS represents 15 Class A ordinary shares of the company.  Up Fintech also registered its Class A ordinary shares that underlie the ADSs.  The Class A ordinary shares are not currently eligible for trading on an established exchange.

Item 2.  Identity and Background

(a) - (c) and (f).  This statement is filed jointly by IB Global Investments LLC (“IBGI”), IBG LLC, Interactive Brokers Group, Inc., IBG Holdings LLC, IBKR Member Holdings LLC, the Thomas Peterffy 2018 Revocable Trust and Thomas Peterffy (the “Reporting Persons”).

•	IBGI is a Delaware limited liability company and its principal business is to make investments.
•	IBGI is wholly owned by IBG LLC, a Connecticut limited liability company. IBG LLC acts as a holding company and service provider to members of the Interactive Brokers Group of companies.
•
Interactive Brokers Group, Inc., a Delaware corporation listed on the Investors Exchange under the ticker symbol (IBKR), acts as the managing member and holds all of the voting interests in IBG LLC.  Interactive Brokers Group, Inc. acts as a holding company for its interests in IBG LLC.

•
IBG Holdings LLC, a Delaware limited lability company, owns 100 Class B common shares of Interactive Brokers Group, Inc.  The Class B shares entitle IBG Holdings LLC to 81.9% of the outstanding voting rights in Interactive Brokers Group, Inc.  It also owns shares in non-voting shares in IBG LLC.  IBG Holdings LLC acts as a holding company for its interests in Interactive Brokers Group, Inc. and IBG LLC.

•
IBKR Member Holdings LLC, a Delaware limited liability company, owns 100% of the outstanding voting rights in IBG Holdings LLC.  IBKR Member Holdings LLC acts as a holding company for its interests in IBG Holdings LLC.

•
Thomas Peterffy, as trustee of the Thomas Peterffy 2018 Revocable Trust, owns 100% of the outstanding voting rights in IBKR Member Holdings LLC.  The Thomas Peterffy 2018 Revocable Trust is a personal estate planning vehicle and Mr. Thomas Peterffy, a citizen of the United States, is the Chairman and Chief Executive Officer of Interactive Brokers Group, Inc.

The principal business address of all business entities listed above is One Pickwick Plaza, Greenwich, CT 06830.  The business address of Mr. Peterffy and his revocable trust is 777 S. Flagler Drive, #1001 East, West Palm Beach, FL 33401.

(d) - (e).  During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration
IBGI purchased 137,635,322 Series B-3 preferred shares in Up Fintech on June 7, 2018 for $20 million.  Concurrently with the IPO, IBGI’s Series B-3 preferred shares were converted on a 1-to-1 basis into Class A ordinary shares of Up Fintech and IBGI purchased an additional 13,125,000 Class A ordinary shares from Up Fintech in a concurrent private placement transaction for $7 million.  As a result, IBGI owns 150,760,322 Class A ordinary shares.  No Reporting Person owns any outstanding ADSs.
The purchases were funded by existing capital held by members of the Interactive Brokers Group of companies.

Item 4.  Purpose of Transaction

IBGI acquired beneficial ownership of the Class A ordinary shares to which this Schedule relates in order to obtain a significant equity position in Up Fintech, which, in the opinion of IBGI, represented an attractive investment opportunity when purchased.  The Reporting Persons may engage in discussions with management, the board of directors, other shareholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of Up Fintech that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in Up Fintech on a continuing basis and reserve the right, at any time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) - (b) - Rows (7) through (13) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A ordinary shares to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A ordinary shares to which there is shared power to vote or direct the vote or to dispose or direct the disposition.
(c) See the transaction described in “Item 3 – Sources and Amount of Funds or Other Consideration.”

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except with respect to the purchase transactions described in “Item 3 – Sources and Amount of Funds or Other Consideration,” the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of Up Fintech.

Item 7.  Material to be Filed as Exhibits

The Subscription Agreement by and between Up Fintech and IB Global Investments LLC, dated March 8, 2019, can be found as exhibit 10.16 to Amendment No. 1 of Up Fintech’s Registration Statement on Form F-1 filed on March 11, 2019 (File No. 333-229808) and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 20, 2019	IB GLOBAL INVESTMENTS LLC
IBG LLC
INTERACTIVE BROKERS GROUP, INC.
IBG HOLDINGS LLC
IBKR MEMBER HOLDINGS LLC
THE THOMAS PETERFFY 2018 REVOCABLE TRUST

	By:	/s/ Thomas Peterffy
Name: Thomas Peterffy
Title: Duly Authorized

Dated: May 20, 2019
/s/ Thomas Peterffy
Thomas Peterffy

EXHIBIT INDEX

Exhibit Number	Description
1
Subscription Agreement by and between Up Fintech and IB Global Investments LLC, dated March 8, 2019, filed as Exhibit 10.16 to Amendment No. 1 of the Up Fintech’s Registration Statement on Form F-1 on March 11, 2019 (File No. 333-229808) is incorporated herein by reference.